PittMoss LLC

(a Delaware Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

PittMoss LLC

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2018 and December 31, 2019   FS-5

    Income Statement for the period of January 1, 2018 through December 31, 2019   FS-6

    Statement of Changes in Shareholders' Equity for the period of January 1, 2018 through December 31, 2019   FS-7

    Statement of Cash Flows for the period of January 1, 2018 through December 31, 2019   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2019   FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 7, 2020

To: Board of Directors of PittMoss LLC
        Attn: Brian Scott, CEO

Re: 2018 and 2019 Financial Statement Review
        PittMoss LLC

We have reviewed the accompanying financial statements of PittMoss LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

PITTMOSS LLC
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

	2019		2018
ASSETS			
Current Assets			
Cash and cash equivalents	$ 216,049	$	294,121
Accounts receivable	165,348		111,022
Inventory	87,230		115,183
Prepaid Expenses	16,040		9,826
Deposits	104,646		104,646
Total Current Assets	589,313		634,798
Total fixed assets, net	235,815		281,689
Patents	33,108		30,044
Total Assets	$ 858,236	$	946,531
LIABILITIES AND MEMBERS' CAPITAL			
Current Liabilities			
Accounts payable	$ 60,730	$	81,392
Accrued expenses	18,608		17,637
Total Liabilities	79,338		99,029
MEMBERS' CAPITAL			
Members' capital, net of distributions and cost of raising capital	4,227,987		3,573,746
Retained earnings	(3,449,089)		(2,726,244)
Total Members' Capital	778,898		847,502
Total Liabilities and Members' Capital	$ 858,236	$	946,531

The accompanying notes are an integral part of these financial statements.

PITTMOSS LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2018 and 2017
(Unaudited)

		2019		**2018**
Revenues	$	408,222	$	296,267
Cost of revenues		311,366		232,913
Gross profit (loss)		96,856		63,354
Operating expenses				
General and administrative		446,001		540,019
Sales and marketing		204,382		214,627
Rent and utilities		94,407		88,681
Research and development		29,038		29,911
Depreciation		45,874		47,900
Total operating expenses		819,702		921,138
Net Income	$	(722,846)	$	(857,784)

The accompanying notes are an integral part of these financial statements.

PITTMOSS LLC
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Units	Preferred Series Units	Members' Capital	Retained Earnings	Total Members' Capital
Balance as of January 1, 2018	7,590,821	24,850,991	$ 2,581,621	$ (1,868,460)	$ 713,161
Member Contributions, net of Distributions	0	8,173,008	992,125	0	992,125
Net Income (Loss)	0	0	0	(857,784)	(857,784)
Balance as of December 31, 2018	7,590,821	33,023,999	3,573,746	(2,726,244)	847,502
Member Contributions, net of Distributions	0	5,389,558	654,241	0	654,241
Net Income (Loss)	0	0	0	(722,845)	(722,845)
Balance as of December 31, 2019	7,590,821	38,413,557	$ 4,227,987	$ (3,449,089)	$ 778,898

The accompanying notes are an integral part of these financial statements.

PITTMOSS LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (722,846)	$ (857,784)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	45,874	47,900
Changes to operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(54,326)	(77,705)
(Increase) Decrease in inventory	27,953	(23,616)
(Increase) Decrease in prepaid expenses	(6,214)	3,939
Increase (Decrease) in accounts payable	(20,662)	64,569
Increase (Decrease) in accrued expenses	971	5,907
Net cash used in operating activities	(729,250)	(836,790)
Investing Activities		
Purchase of patents	(3,064)	(7,895)
Purchase of equipment	0	(8,031)
Net change in cash from investing activities	(3,064)	(15,926)
Financing Activities		
Payment of loan	0	(26,282)
Members' contributions and distributions	654,241	992,125
Net change in cash from financing activities	664,241	965,843
Net change in cash and cash equivalents	(78,073)	113,127
Cash and cash equivalents at beginning of period	294,122	180,995
Cash and cash equivalents at end of period	$ 216,049	$ 294,122

The accompanying notes are an integral part of these financial statements.

PITTMOSS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

PITTMOSS LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on January 6, 2015. The Company makes and sells next generation growing media made from recycled paper and a proprietary mix of organic additives. The Company's headquarters are in Ambridge, Pennsylvania. The company began operations in 2015.

Since Inception, the Company has relied on contributions from members to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive income. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $216,049 and $294,121 of cash on hand, respectively.

Intangible Assets

Intangible assets with an infinite life consist of patents and are carried at cost.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $408,222 and $296,267 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $165,348 and $111,022 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment and leasehold improvements. Depreciation is calculated using the straight-line method over a period of 5 to 10 years for equipment and 40 years for leasehold improvements. As of December 31, 2019 and 2018 the Company had $334,961 and $380,835 in net fixed assets. The following chart shows the detail of the fixed asset account.

	2019	2018
Fixed Assets		
Equipment	393,622	393,622
Leasehold improvements	61,720	61,720
Accumulated depreciation	(219,527)	(173,653)
Total Fixed Assets, net	235,815	281,689

NOTE 4 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – MEMBERS' CAPITAL

The Company has the following types of membership units

Common Units

As of December 31, 2019 and 2018, the Company had issued 7,590,821 and 7,590,821 Common Units, respectively. Common Units are entitled to one vote for each Common Unit.

Series Seed Preferred Units

As of December 31, 2019 and 2018, the Company had issued 38,413,557 and 33,023,999 Series Seed Preferred Units, respectively. Series Seed Preferred Units accrue distributions of $0.005 per year per unit, but are payable only when, as, and if declared by the Board of Directors of the Company and the Company is under no obligation to pay such accruing distributions.

Member contributions

For years ending December 31, 2019 and 2018, members of the company have contributed a total of $4,240,606 and $3,586,365 respectively to the Company. The members of the Company have taken distributions of $1,531 and $1,531 for years ending December 31, 2019 and 2018 respectively. Contributions or withdrawals from the Company by the members have been and will be accounted for on the balance sheet under "Contributions" and "Distributions"

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 2, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.